Exhibit 8.1

LIST OF SUBSIDIARIES

Name of Subsidiary	Country of Incorporation
Spring Health Solutions Ltd.	Israel
G-Sense Ltd.	Israel
Spring-Set Heath Solutions Ltd.	Israel
NextGen Biomed Ltd.(1)	Israel
Sindolor Holdings Ltd. (1)(2)	Israel
Sindolor Medical Ltd. (1)(2)	Israel
Spring Health Solutions Inc.(3)	Delaware, U.S.

(1) On May 30, 2011, we entered into a definitive agreement with Shai Sapir Investments Ltd. for the sale of our entire holdings in NextGen Biomed Ltd. ("NextGen"). The closing of this sale agreement is expected to occur by June 30, 2011, following which we will no longer own shares of NextGen and its subsidiaries, Sindolor Holdings Ltd. and Sindolor Medical Ltd.

(2) Sindolor Holdings Ltd. is a wholly owned subsidiary of NextGen, and it owns 66.45% of Sindolor Medical Ltd.'s share capital (on a fully diluted basis).

(3)  Sindolor Health Solutions Inc. is a wholly owned subsidiary of Spring Health Solutions Ltd.